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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49575

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Loomis Sayles Distributors, L.P.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Financial Center

(No. and Street)

Boston   **MA**   **02111**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Olga O'Connor   **1-617-346-9899**   ooconnor@loomissayles.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP.

(Name – if individual, state last, first, and middle name)

101 Seaport Boulevard **Boston**   **MA**   **02110**

(Address)   (City)   (State)   (Zip Code)

10/20/2003   **238**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Olga O'Connor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Loomis Sayles Distributors, L.P., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ESMERALDA TARAJ
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 8, 2031

Notary Public Esmeralda Taraj

Signature: [signature]

Title: Financial and Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)
(SEC File Number 8-49575)

FINANCIAL STATEMENTS and SUPPLEMENTAL SCHEDULES
pursuant to Rule 17a-5 of the Securities and Exchange Commission

For the year ended
DECEMBER 31, 2025

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

FINANCIAL STATEMENTS and SUPPLEMENTAL SCHEDULES
December 31, 2025

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Loomis Sayles Distributors, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Loomis Sayles Distributors, L.P. (the "Company") as of December 31, 2025, and the related statements of operations, of changes in partners' capital, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our

PricewaterhouseCoopers LLP
101 Seaport Boulevard, Suite 500
Boston, Massachusetts 02210
(617) 530 5000

opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, MA
February 25, 2026

We have served as the Company's auditor since 1996.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	154,600
Investments in Loomis Sayles affiliated		
funds, at fair value (cost $4,086,266)		3,964,980
Receivable from Natixis Distribution, LLC		95,000
Prepaid insurance		3,080
Prepaid registration fees		82,892
Total assets		4,300,552
Liabilities and Partners' Capital		
Accounts payable and accrued expenses		73,235
Total liabilities		73,235
Partners' Capital		
Limited partner		4,185,043
General partner		42,274
Total partners' capital		4,227,317
Total liabilities and partners' capital	$	4,300,552

Statement of Operations
For the year ended
December 31, 2025

Income

Income from commission rebate	$	380,000
Dividend income from affiliated funds		170,791
Total income		550,791

Expenses

Insurance expense	3,215
Professional fees	72,814
FINRA registration fees	96,327
Other expenses	5,972
Total expenses	178,328
Net income from operations	372,463
Net change in unrealized gain/(loss) from investments	70,288
Net income (loss)	$ 442,751

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Changes in Partners' Capital
For the year ended
December 31, 2025

	Limited Partner	General Partner	Total
Balance, December 31, 2024	$ 3,944,720	$ 39,846	$ 3,984,566
Distribution	(198,000)	(2,000)	(200,000)
Net income (loss)	438,323	4,428	442,751
Balance, December 31, 2025	$ 4,185,043	$ 42,274	$ 4,227,317

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

Statement of Cash Flows
For the year ended
December 31, 2025

Cash flows from operating activities:	
Net income (loss)	$ 442,751
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in unrealized (gain)/loss from investments	(70,288)
Purchase of Loomis Sayles affiliated funds	(170,791)
Increase in receivable from Natixis Distribution, LLC	(3,000)
Decrease in prepaid insurance	3,214
Increase in prepaid registration fees	(16,115)
Increase in accounts payable and accrued expenses	1,788
Net cash provided by operating activities	187,559
Cash flows from investing activities:	
Net cash used in investing activities	-
Cash flows from financing activities:	
Distribution to partners	(200,000)
Net cash used in financing activities	(200,000)
Net decrease in cash and cash equivalents	(12,441)
Cash and cash equivalents balance, beginning of year	167,041
Cash and cash equivalents balance, end of year	$ 154,600

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)
December 31, 2025

Notes to the Financial Statements

1.   Organization

Loomis Sayles Distributors, L.P. ("LSDLP" or the "Company") is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). LSDLP was organized as a Delaware limited partnership on July 25, 1996. Loomis Sayles Distributors, Inc. ("LSDInc"), a wholly-owned subsidiary of Loomis, Sayles & Company, L.P. ("LSCLP"), is the General Partner and has a 1% ownership interest in LSDLP. LSCLP is the Limited Partner and has a 99% ownership interest in the Company.

In 2025, LSCLP was wholly-owned by Natixis Investment Managers, LLC ("NIM"). NIM is wholly-owned, directly and indirectly, by Natixis Investment Managers, an international asset management group based in Paris, France, that is wholly-owned by Natixis S.A., a French investment banking and financial services firm.   Natixis S.A. is wholly-owned by BPCE. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

2.   Significant Accounting Policies

Basis of Presentation

The Financial Statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Revenue – Commission Rebate

LSDLP and Natixis Distribution, LLC ("NDLLC") entered into an agreement, effective July 1, 2015, for certain sales, licensing, marketing and advertising efforts provided by sales personnel of LSDLP solely for specified accounts invested in the Loomis Sayles Core Plus Bond Fund (the performance obligation). The performance obligation was satisfied at a point in time. NDLLC continues to pay LSDLP ongoing fees based on a fee rate on assets in certain share classes.

Effective January 1, 2025, the agreement was amended and a new fee amount was determined to take into consideration changes in the variable components of the fee calculation including asset levels due to market fluctuations and flows. For the year ended December 31, 2025, NDLLC paid to LSDLP a total annual fee of $380,000. This annual fee was paid out in equal quarterly installments. The fees are susceptible to market volatility, investors may redeem or make additions to their investment, and past experience

Notes to the Financial Statements (continued)

has limited predictive value. Therefore, the revenue calculation is subject to variable consideration constraints. Management records revenue monthly as the variable constraints are relieved.

Per ASC 606, the recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is constrained and recognized over time as the variable consideration constraints are relieved.

Accounts Receivable

Accounts receivable primarily consists of the receivable from the revenue commission agreement between LSDLP and Natixis Distribution, LLC. The receivable is accrued monthly and payment is received in equal quarterly installments per the terms of the agreement. On a periodic basis, the Company evaluates its accounts receivable for collectability, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectability is reasonably assured.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held at the nationally chartered bank, which results from the timing of fees received from Natixis Distribution, LLC, and paid to Regulators or for other administrative needs, may exceed Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Notes to the Financial Statements (continued)

Investments

Investments are carried at fair value, with realized and unrealized gains and losses recognized on the Statement of Operations. Realized gains and losses on the sale of these investments are included on the Statement of Operations and are determined using the average cost method. These investments are in mutual funds sponsored by LSCLP.

Dividend Income

Dividend income is recognized as 'Dividend income from affiliated funds' in the Statement of Operations. Dividend income is recognized on ex-dividend date.

Income Taxes

No provision for federal or state income taxes is necessary in the financial statements of LSDLP because, as a partnership, it is not subject to federal or state income tax and the tax effect of its activities accrues to the partners.

Segment Reporting

LSDLP is engaged in a single line of business as a securities broker-dealer, which is comprised of a commission agreement. LSDLP has identified its Financial and Operations Principal ("FINOP"). as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage LSDLP. Additionally, the CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. LSDLP's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total income both from a single external customer in 2025 and dividends on investments.

3. Investments and Fair Value Measurement

LSDLP's investment in the Loomis Sayles affiliated funds, Loomis Inflation Protected Securities Fund and Loomis Sayles Limited Term Government & Agency Fund, are recorded at fair value, in accordance with Fair Value ASC 820 practice, and any changes in

Notes to the Financial Statements (continued)

the fair value of these investments are included in 'Net change in unrealized (gain)/loss from investments' in the Statement of Operations.

In accordance with accounting standards related to fair value measurement and disclosures, the Company has categorized the inputs utilized in determining the value of its assets and liabilities.

The various inputs that may be used to determine the value of LSDLP's investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 – unadjusted quoted prices in active markets for identical investments;

Level 2 – other significant observable inputs (including quoted prices for similar investments in active markets, interest rates and yield curves, prepayment speeds, credit risks, etc.); and

Level 3 – significant unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of investments.

The following table summarizes LSDLP's investments in Loomis Inflation Protected Securities Fund and Loomis Sayles Limited Term Government & Agency Fund as of December 31, 2025 based on the inputs used to value them:

	Fair Value	Level 1	Level 2	Level 3
Investments in affiliated funds	$3,964,980	$3,964,980	$ -	$ -
Total	$3,964,980	$3,964,980	$ -	$ -

There were no transfers into or out of the levels of the fair value hierarchy from the prior year.

4.   Transactions with Related Parties

LSDLP provides the services described below for the benefit of LSCLP, which do not include acting as an underwriter/distributor of the Loomis Sayles Funds ("Funds").

    a.   Supervise and evaluate licensed sales and servicing personnel of LSDLP that are involved in the marketing efforts of the Funds.

Notes to the Financial Statements (continued)

      b. Develop training programs to ensure that licensed sales and servicing personnel of LSDLP are adequately trained on the Funds and on proper marketing techniques.

      c. Market the Funds to clients or prospective clients only when such investments are consistent with the client guidelines and objectives as established by the client and/or the client's consultant.

LSDLP shall not be paid any compensation for the services provided herein from LSCLP. However, LSCLP has provided a written commitment to the Company to support its operating and regulatory capital requirements through March 1, 2027 if needed.

LSDLP and LSCLP have an expense sharing agreement whereby LSDLP is responsible for all its direct expenses incurred in pursuit of its business such as; insurance expense, professional fees, miscellaneous taxes and registration fees. LSCLP will pay specified LSDLP expenses such as salary and benefits, bonuses, occupancy and equipment, distribution costs, systems and telecommunication, certain professional fees, and other operating expenses. LSDLP has no obligation to reimburse or otherwise compensate LSCLP for payment of these specified expenses, neither will any of these expenses be apportioned back to LSDLP, nor is LSDLP compensated for the services it provides to LSCLP. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

LSDLP and Natixis Distribution, LLC have a commission agreement. Income from commission rebates and the corresponding receivables are related party transactions with Natixis Distribution, LLC. Refer to the 'Revenue - Commission Rebate' and 'Accounts Receivable' sections under Significant Accounting Policies for details of this arrangement.

5.   Net Capital Requirement

LSDLP is subject to Rule 15c3-1 (Uniform Net Capital Rule) under the United States Securities Exchange Act of 1934 whereby required net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness or the minimum standards as defined. At December 31, 2025, LSDLP's net capital, as defined, was $3,689,497, $3,664,497 in excess of its minimum required net capital of $25,000. LSDLP's ratio of aggregate indebtedness to net capital was 0.01985: 1 at December 31, 2025. LSCLP has committed to fund operations in accordance with funding needs, through March 1, 2027, of LSDLP. LSDLP is relying on Footnote 74 of the SEC Release No. 34-70073 for exemption from Rule 15c3-3. Refer to Supplemental Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, for

Notes to the Financial Statements (continued)

further information.

6. Guarantees

In the normal course of business, the Company may enter into contracts and agreements that contain a number of representations and warranties, which provide indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. At December 31, 2025, there were no asserted claims brought against the Company.

7. Distributions

There was a $200,000 distribution declared and distributed based on ownership during the year with proper notification made to FINRA. The distribution was made in accordance with the resolution signed on December 16, 2025.

8. Commitments and Contingencies

The Company may from time to time be party to litigation incidental to the nature of its business. Management believes that there are no proceedings that will have a material adverse effect on the Company's net income or financial position. In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representation and warranties, which provide general indemnifications. The maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company. However, based on experience the Company expects the risk of loss to be remote.

9. Recent Accounting Pronouncements

Management has reviewed recent accounting pronouncements throughout the year ended December 31, 2025 and determined that no new standards have an impact on the Company's financial statements as of December 31, 2025.

10. Subsequent Event

Management has evaluated the events and transactions that have occurred through February 25, 2026, the date the financial statements were issued, and noted no items requiring adjustments of the financial statements.

LOOMIS SAYLES DISTRIBUTORS, L.P.
(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Net Capital	
Total partners' capital	$ 4,227,317
Deductions	
Nonallowable assets included in Statement of Financial Condition	180,972
Net capital before haircuts on investments (tentative net capital)	$ 4,046,345
Haircut on investments in Loomis Sayles affiliated funds	356,848
Net capital	$ 3,689,497
Aggregate Indebtedness	$ 73,235
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 25,000
(greater of 6 2/3% of aggregate indebtedness or $25,000)	
Net capital in excess of requirement	$ 3,664,497
Ratio: Aggregate indebtedness to net capital	0.01985: 1

Statement pursuant to paragraph (d)(4) of Rule 17a-5: There are no material differences between this computation of net capital and that filed by the Company and included in its unaudited, Part IIA of Form X-17a-5 as of December 31, 2025, filed by LSDLP on January 8, 2026.

(A wholly-owned subsidiary of
Loomis, Sayles & Company, L.P.)

SCHEDULE II

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
As of December 31, 2025

Loomis Sayles Distributors, L.P. (the "Company") does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 and files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073. There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2025.



Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors of Loomis Sayles Distributors, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Loomis Sayles Distributors, L.P. (the "Company") as of December 31, 2025, and the related statements of operations, of changes in partners' capital, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our

opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, MA
February 25, 2026

We have served as the Company's auditor since 1996.



Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors of Loomis Sayles Distributors, L.P.

We have reviewed Loomis Sayles Distributors, L.P.'s assertions, included in the accompanying Loomis Sayles Distributors, L.P.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to : (1) mutual fund sponsor; and (2) assist in the marketing of the Loomis Sayles Funds to clients or prospective advisory clients of Loomis, Sayles & Company, L.P., and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 25, 2026

PricewaterhouseCoopers LLP
101 Seaport Boulevard, Suite 500
Boston, Massachusetts 02210
(617) 530 5000



Loomis Sayles Distributors, L.P.'s Exemption Report

Loomis Sayles Distributors, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund sponsor; and (2) assist in the marketing of the Loomis Sayles Funds to clients or prospective advisory clients of Loomis, Sayles & Company, L.P., and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Loomis Sayles Distributors, L.P.

I, Olga O'Connor, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Financial Operations Principal

February 25, 2026

One Financial Center
Boston, MA 02111
617.482.2450

www.loomissayles.com



Report of Independent Accountants

To the Management and the Board of Directors of Loomis Sayles Distributors, L.P.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of Loomis Sayles Distributors, L.P. (the "Company") for the year ended December 31, 2025. Management of Loomis Sayles Distributors, L.P. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, lines 11c and 15 of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 16, 2025 in the amount of $411 was compared to a copy check number 3510 and the July 2025 Citibank statement obtained from April Lin, Assistant Controller – International, noting no exceptions, and payment dated January 13, 2026 in the amount of $415 was compared to a wire request number (submission ID: 049575-1768324990) and the January 2026 Citibank statement obtained from April Lin, Assistant Controller – International, noting no exceptions.
2. Compared the Total Revenue (inclusive of Net change in unrealized gain/(loss) from investments) amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 to the Total Revenue amount of $621,078 reported on page 1, line 1 of Form SIPC-7 for the year ended December 31, 2025, noting an exception of $1.
3. Compared any adjustments reported on page 1, items 2, 4, and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared additions on line 2g, net loss from securities in investment accounts, of $45,324 to the Quarterly Forms X-17A-5 line 3952, provided by Marie Thibodeau, Staff Accountant, and April Lin, Assistant Controller - International, noting no exceptions.
    b. Compared deductions on line 4e, net gain from securities in investment accounts, of $115,611 to the sum of the Quarterly Forms X17A-5 line 3952 provided by Olga O'Connor, Director Payroll, Benefits & Tax Accounting & FINOP, noting no exceptions.

PricewaterhouseCoopers LLP
101 Seaport Boulevard, Suite 500
Boston, Massachusetts 02210
(617) 530 5000

www.pwc.com/us

4. With respect to the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, we performed the following:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $550,791 and the General Assessment on page 2, line 8 of $826, noting no exceptions.
    b. Recalculated the mathematical accuracy of page 1, line 2h, total additions, of $45,324, noting no exceptions.
    c. Recalculated the mathematical accuracy of page 1, line 3, Add lines 1 and 2h, of $666,402, noting no exceptions.
    d. Compared the amounts on page 1, lines 5a and 5b, and observed whether the greater of the two amounts of $0 was included on page 1, line 5c, Enter the greater of line 5a or 5b, noting no exceptions.
    e. Recalculated the mathematical accuracy of page 1, line 6, total deductions, of $115,611, noting no exceptions.
    f. Recalculated the mathematical accuracy of page 2, line 11d, Add lines 11a through 11c, of $411, noting no exceptions.
    g. Compared the amounts on page 2, lines 10 and 11d, and observed whether the lesser of the two amounts of $411 was included on page 2, line 12, Lesser of line 10 or 11d, noting no exceptions.
    h. Agreed the amounts on page 2, lines 8, 9, and 12 to page 2, lines 13a, 13b, and 13c, respectively, noting no exceptions. Recalculated the mathematical accuracy of page 2, line 13d, Subtract lines 13b and 13c from 13a – assessment balance due, of $415, noting no exceptions.
    i. Recalculated the mathematical accuracy of page 2, line 14, Interest for 0 days late at 20% per annum, of 0, noting no exceptions.
    j. Recalculated the mathematical accuracy of page 2, line 15, Amount you owe SIPC, of $415, noting no exceptions.
    k. Recalculated the mathematical accuracy of page 2, line 16, Overpayment/credit carried forward (if applicable), of $0, noting no exceptions.
    l. Recalculated the mathematical accuracy of page 1, line 2g, net loss from securities in investment accounts, of $45,324 by obtaining the balance(s) reported in the sum of the 2025 Quarterly Forms X17A-5 line 3952, noting no exceptions.
    m. Recalculated the mathematical accuracy of page 1, line 4e, net gain from securities in investment accounts, of $115,611 by obtaining the balance(s) reported in the sum of the 2025 Quarterly Forms X17A-5 line 3952, noting no exceptions.
5. Compared the amount of any overpayment applied to the current assessment on page 2, line 9 of Form SIPC-7 with a balance of $0 with page 2, line 16 of the Form SIPC-7 filed for the prior period ended December 31, 2024 on which it was originally computed, on which it was originally with a balance of $0, noting no exceptions.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31,2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Management and the Board of Directors of Loomis Sayles Distributors, L.P. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2026